UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 0-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

Terminal Center, 1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

CONTENTS

Quarterly Results of Operations

On August 25, 2026, Formula Systems (1985) Ltd. (“we” or “us”) announced our financial results for the second quarter and first half ended June 30, 2026.  A copy of our press release announcing our results is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and is incorporated herein by reference.

Exhibits

Exhibit No.	Title of Exhibit
99.1	Formula Systems Reports Second Quarter and First Half 2026 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

By:	/s/ Asaf Berenstin
Name: Asaf Berenstin Title: Chief Financial Officer
Date: August 25, 2026

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